Raymond James Electronic EDGAR Proof

Job Number: **-NOT DEFINED-**

Company Name: **-NOT DEFINED-**

Form Type: **8-K**

Reporting Period / Event Date: **02-17-2006**

Customer Service Representative: **-NOT DEFINED-**

Revision Number: **-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000720005
Sub Filer Ccc	sjm2a$jw
Item Ids	8.01
Reporting Period	02-17-2006
Global Enclosed File Count	4
Internet Address	nancy.rice@raymondjames.com
	doug.krueger@raymondjames.com

Documents

8-K	**k8021706.htm**	
	Raymond James Financial, Inc. Press Release	
EX-99.1	**exhibit991.htm**	
	RJF Press Release	
GRAPHIC	**logo.jpg**	
	RJF Logo	
8-K	**submissionpdf.pdf**	
	pdf	

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>8.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>02-17-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>4</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k8021706.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Raymond James Financial, Inc. Press Release</value>
    </field>
    <data sid="data1">
      <filename>k8021706.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>exhibit991.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF Press Release</value>
    </field>
    <data sid="data2">
      <filename>exhibit991.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF Logo</value>
    </field>
    <data sid="data3">
      <filename>logo.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_4">
      <value>submissionpdf.pdf</value>
```

```
      </field>
      <combobox sid="SubDocument_conformedDocumentType_4">
        <value>8-K</value>
      </combobox>
      <field sid="SubDocument_description_4">
        <value>pdf</value>
      </field>
      <data sid="data4">
        <filename>submissionpdf.pdf</filename>
        <mimedata>
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>doug.krueger@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

February 17, 2006
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702

(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On February 22, 2006, Raymond James Financial, Inc. issued a press release announcing that the Company's Board of Directors authorized a three-for-two stock split in the form of a 50% stock dividend payable on March 22 to shareholders of record on March 8 and a quarterly cash dividend payable on April 19 to shareholders of record on April 3. Also included in the press release was the announcement that Hardwick Simmons, former chairman and CEO of the NASDAQ stock market, had been appointed by the Board as Lead Director. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

  (c) Exhibits
      99.1   Press release issued on February 22, 2006


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 22, 2006

By: /s/ Thomas A. James
      Thomas A. James
      Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
      Jeffrey P. Julien
      Senior Vice President - Finance
      and Chief Financial Officer

-

Exhibit 99.1

RAYMOND JAMES®

Release No. 0206-09   FOR IMMEDIATE RELEASE
Feb. 22, 2006

RAYMOND JAMES FINANCIAL BOARD
ANNOUNCES STOCK SPLIT,
DECLARES QUARTERLY DIVIDEND,
APPOINTS LEAD DIRECTOR

ST. PETERSBURG, Fla. - The Raymond James Financial Board of Directors has authorized a three-for-two stock split in the form of a 50 percent stock dividend payable March 22 to shareholders of record March 8.

This is the seventh time the stock has split three-for-two shares in the 23 years that the investment and financial services firm has been a publicly held company.

"It has traditionally been our policy to keep RJF stock in the popularly priced range, and to reward our shareholders with additional shares even though proportional ownership is unaffected, after material price appreciation," explained Chairman and CEO Thomas A. James.

The board also authorized a quarterly cash dividend on its common shares of $.08 per share, payable April 19 to shareholders of record April 3. This is the 20th consecutive year in which Raymond James has paid its shareholders a dividend.

Also at the February meeting, Hardwick (Wick) Simmons, former chairman and CEO of the NASDAQ stock market, was appointed lead director.

"Given Wick's experience as a past CEO in our business, he was the natural selection by our outside directors and governance committee for this very important role. I look forward to working with him to achieve our performance objectives," James added.

- more -

Prior to joining NASDAQ in 2001, Simmons served as president and CEO of Prudential Securities for more than a decade. He was also president of the Private Client Group at Shearson Lehman Brothers from 1983 to 1990.

Simmons is a former chairman of the Securities Industry Association, a former director of the Chicago Board of Options Exchange and a former president of the Bond Club of New York. He is a director and Executive Committee member of the New York City Partnership and serves on the board of the National Academy Foundation.

A 1963 graduate of Harvard University, he received his MBA from Harvard Business School in 1966.

Former lead director Jonathan A. Bulkley of Bulkley Consulting did not stand for re-election at the firm's Feb. 16 shareholders' meeting due to the company's corporate governance standards regarding age and length of service of board members.

About Raymond James

Raymond James Financial, Inc. (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,800 financial advisors serving 1.2 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $156 billion, of which approximately $28 billion are managed by the firm's asset management subsidiaries.

- 30 -

For additional information, please contact Steve Valley at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.